ALPS SERIES TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 24, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ALPS Series Trust Pre-Effective Amendment No. 2 to Registration Statement on Form N-14 1933 Act File No. 333-225844 1940 Act File No. 811-22747

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, ALPS Series Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to July 25, 2018 at 4:00 p.m. (Eastern time), or as soon thereafter as practicable.

If you have any questions, please call Rick Noyes at 720.947.5968.

Very truly yours,

ALPS SERIES TRUST

/s/ Richard C. Noyes
By:	Richard C. Noyes
Title:	Secretary

ALPS DISTRIBUTORS, INC.

/s/ Jeremy O. May
By:	Jeremy O. May
Title:	President